Statement of Financial Condition

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
As of December 31, 2020
With Report of Independent Registered Public Accounting Firm

(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC NUMBER	FILE
8-65601	

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ICE Bonds Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York	**New York**	**10055**
(City)	(State)	(Zip Code)

Sean Thomasson 770 916 2593

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(*Name – if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd Suite 1000	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Affirmation

I, Peter Borstelmann, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of ICE Bonds Securities Corporation, as of December 31, 2020, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

Peter Borstelmann
President

_____
Notary Public

This report ** contains (check all applicable boxes):
- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c31 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Affirmation

I, Sean Thomasson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of ICE Bonds Securities Corporation, as of December 31, 2020, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sean Thomasson
Financial and Operations Principal

_____
Notary Public

This report ** contains (check all applicable boxes):
- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
-    (c) Statement of Income (Loss).
-    (d) Statement of Changes in Financial Condition.
-    (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
-    (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
-    (g) Computation of Net Capital.
-    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
-    (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
-    (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c31 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-    (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
-    (m) A copy of the SIPC Supplemental Report.
-    (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

As of December 31, 2020

Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of ICE Bonds Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICE Bonds Securities Corporation (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.
Atlanta, GA
March 1, 2021


ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition
(In thousands, except share data)

December 31, 2020


Assets

Cash	$	37,919
Receivable from clearing broker		2,064
Accounts receivable, net of allowance for doubtful accounts of $29		5,754
Due from affiliates		1,149
Goodwill		266,723
Intangible assets, net		309,771
Other assets		478
Total assets	$	623,858

Liabilities and stockholder's equity

Liabilities:

Accrued expenses	$	609
Due to affiliates		9,307
Deferred income		1,884
Deferred tax liabilities		1,336
Total liabilities		13,136

Stockholder's equity:

Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares)		440
Additional paid-in capital		601,882
Retained earnings		8,400
Total stockholder's equity		610,722
Total liabilities and stockholder's equity	$	623,858

See accompanying notes. –

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition

December 31, 2020

1. Organization and Description of Business

ICE Bonds Securities Corporation (the Company), formerly known as Creditex Securities Corporation, is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company arranges transactions in fixed income and government securities and commodities futures between institutional accounts or eligible contract participants, assists in credit event auctions to process settlement of credit derivative trades following a corporate default, and provides subscription services for clients in the form of data feeds, private label solutions, and Trader Workstations.

The Company is a wholly-owned subsidiary of CreditTrade, Inc., which is a wholly-owned subsidiary of Creditex Group Inc. (CGI). CGI is a wholly-owned subsidiary of Intercontinental Exchange, Inc. (ICE), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE).

On January 2, 2018, ICE acquired BondPoint from Virtu Financial, Inc. for $400 million in cash. At the time of acquisition, $393 million of the purchase price was allocated to the Company. Concurrently the Company entered into a contract assignment and assumption agreement whereby the Company assumed all customer contracts associated with the acquisition. BondPoint is a provider of electronic fixed income trading solutions for the buy-side and sell-side, offering access to centralized liquidity and automated trade execution services through its alternative trading system, or ATS. The acquisition expanded the Company's fixed income execution service offerings.

On July 3, 2018 ICE acquired TheDebtCenter, the sole member and manager of TMC Bonds LLC (TMC). On June 1, 2020, the Company entered into a contract assignment and assumption agreement whereby the Company acquired certain customer related assets associated with TMC and TMC's sole member and parent, The Debt Center, including $221.2 million in customer relationships, $1.0 million of clearing deposits, and $1.3 million of deferred revenue. TMC is a provider of electronic fixed income trading solutions for the buy-side and sell-side, offering access to centralized liquidity and automated trade execution services through its alternative trading system, or ATS. Subsequent to the asset acquisition, the Company terminated its clearing agreement with a third party clearing broker and transitioned to introducing all legacy TMC customer accounts on a fully disclosed basis, through an affiliate clearing broker-dealer ICE Securities Execution and Clearing (ISEC). Amounts held on deposit with the third party broker,

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

1. Organization and Description of Business (continued)

reflected as receivable from clearing broker in the statement of financial condition, were returned to the Company in January 2021.

The Company does not hold funds or assets for customers.

The coronavirus (COVID-19) pandemic has created economic and financial disruptions globally and has led governmental authorities to take unprecedented measures to mitigate the spread of the disease, including travel bans, border closings, business closures, quarantines and shelter-in-place orders, and to take actions designed to stabilize markets and promote economic growth.

From an operational perspective, the Company has remained open and we do not have any plans to close as a result of the COVID-19 pandemic. However, due to the COVID-19 pandemic, we have taken preventative measures and implemented contingency plans, and currently most of our employees are working remotely.

The extent of the impact of the pandemic on our business will depend largely on future developments, including the duration, spread and severity of the outbreak, the distribution, public acceptance and widespread use and effectiveness of vaccines against COVID-19 and the actions taken to contain the spread of the disease or mitigate its impact.

2. Summary of Significant Accounting Policies

Basis of Presentation – The statement of financial condition and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and Cash Equivalents - The Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. We had no cash equivalents at December 31, 2020.

Goodwill – Goodwill represents the excess of the purchase price of the Company's acquisition of BondPoint over the fair value of identifiable net assets acquired, including other identified intangible assets. With the assistance of third-party valuation specialists, goodwill has been allocated to ICE reporting units for purposes of impairment testing based on the portion of synergy, cost savings and other expected future cash flows expected to benefit the reporting units at the time of the acquisition. The Company's goodwill has historically been allocated to the Credit reporting unit. ICE has updated reporting units in 2020 to align with new segment reporting, with

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

the Company's goodwill now included within the Fixed Income and Data Services reporting unit. Goodwill impairment testing is performed annually at the reporting unit level in the fiscal fourth quarter or more frequently if conditions exist that indicate that it may be impaired, or if changes are made to the reporting units. In 2020, we performed a goodwill impairment test prior to and after the change in our reporting units.

The Company tests for goodwill impairment at the subsidiary level in accordance with ASC 350, *Subsequent Measurement - Goodwill Impairment Testing By a Subsidiary.* For goodwill impairment testing, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that this is the case, the Company must perform additional testing of the reporting unit. Otherwise, no further testing is necessary. If the fair value of the goodwill is less than its carrying value, an impairment loss is recognized in earnings in an amount equal to the difference. The Company did not record an impairment charge related to goodwill during the year ended December 31, 2020.

Acquisitions– The Company uses the guidance in Accounting Standards Codification ("ASC") 805, *Business Combinations* ("ASC 805") to determine if an acquisition is of assets or a business.

The Company records business combinations using the acquisition method of accounting in accordance with ASC 805, and, accordingly, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the date of acquisition. After the purchase price has been allocated, goodwill is recorded to the extent the total consideration paid for the acquisition, including the acquisition date fair value of contingent consideration, if any, exceeds the sum of the fair values of the separately identifiable acquired assets and assumed liabilities. Acquisition costs for business combinations are expensed.

Acquisitions that do not meet the criteria in ASC 805 to be accounted for as a business combination are accounted for as an asset acquisition. An asset acquisition is recorded at its purchase price, including acquisition costs, which is allocated among the acquired assets and assumed liabilities based upon their relative fair values at the date of the acquisition.

If an acquisition relates to a business or assets under common control the acquisition is reflected by the Company at the affiliate's carrying amount.

2. Summary of Significant Accounting Policies (continued)

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

Using this guidance, the Company determined that BondPoint constituted an acquisition of a business while TMC constituting an asset acquisition.

***Finite-Lived Intangible Assets*–** The Company recognizes specifically identifiable intangibles when a specific right or contract is acquired. We review our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, we project undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. Finite-lived intangible assets are generally amortized using the straight-line method or an accelerated method over the lesser of their contractual or estimated useful lives. The Company did not record an impairment charge related to intangible assets during the year ended December 31, 2020.

***Revenue Recognition* –** Substantially all of our revenues are considered to be revenues from contracts with customers. The related accounts receivable balances are recorded in the statement of financial condition. We do not have obligations for warranties, returns or refunds to customers, other than the rebates, which are settled each period and therefore, do not result in variable consideration. We do not have significant revenue recognized from performance obligations that were satisfied in prior periods, and we do not have any transaction price allocated to unsatisfied performance obligations other than in our deferred revenue. The balance of deferred revenue at December 31, 2020 of $1.9 million was recorded during the year. The balance of deferred revenue at January 1, 2020 of $0.5 million was amortized during the year. Certain judgments and estimates are used in the identification and timing of satisfaction of performance obligations and the related allocation of transaction price. We believe that these represent a faithful depiction of the transfer of services to our customers. Our revenues primarily include:

- ***Commission Revenue* –** Commission revenue is earned from the brokering of transactions between financial institutions and eligible contract participants. These transactions are either cleared through our clearing broker, submitted to an exchange, or swap execution facility for execution and settlement or are directly settled between the counterparties. Commission revenue arising from these activities is recognized when both parties to the trade, the buyer and seller, confirm agreement of terms, which occurs on the date the trade is executed.

2. Summary of Significant Accounting Policies (continued)

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

- *Subscription Revenue* – Subscriptions are generated through client usage of our market data feeds, a private label solution, or our Trader Workstation. Clients can pay in advance or in arrears on either a monthly or quarterly schedule. Billings are classified as deferred revenue until performance obligations are satisfied which is between one and three months. Some clients can receive credit amounts based on their liquidity taking activity. Performance obligations are satisfied during the period in which services are rendered.

- *Clearing Incentive Revenue* – The Company receives clearing incentive payments for commodities transactions from an affiliated clearinghouse for trades provided to the clearinghouses for clearing. Revenue is recognized by the Company at the time the trades are provided for clearing.

- *Credit Event Auctions* – The Company hosts credit event auctions, which provide a means to ensure a fair, efficient and transparent process for settlement of credit derivative trades following a corporate default. The auctions were developed with Markit Group Limited in close cooperation with the International Swaps and Derivatives Association (ISDA) and major credit derivative dealers. Credit event auction fees are earned for such services and are recognized as revenue when the auction is successfully completed.

Use of Estimates – The preparation of the statement of financial condition in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Receivables – Accounts receivable consists primarily of commissions earned from transactions not yet received, trading related deposits, fees earned from credit event auctions that are due from ISDA, fees earned for the arranging of commodity transactions, amounts related to subscription services, and amounts due from third party clearinghouses for incentive rebates earned, and agency trading activity following a liquidity provider pays model.

On January 1, 2020, we adopted ASU 2016-13. Under ASU 2016-13, we estimate our allowance for doubtful accounts using an aging method. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb probable losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. See "Recently Adopted Accounting Pronouncements" below for further information related to the impact of our adoption of ASU 2016-13.

Financial Instruments – The carrying amounts of accounts receivable, other assets, accrued expenses, and other short-term assets and liabilities approximate their fair values based on their short-term nature.

Off-Balance Sheet Risk and Concentration of Credit Risk – The Company's customer transactions for fixed income and government securities are introduced on a fully-disclosed basis to its clearing brokers. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker.

All of the Company's credit event auction receivables are from one customer. All of the Company's commodities clearing incentive receivables are from one entity. The Company's top five customers account for 28% of the accounts receivable balance at December 31, 2020. All cash is held with one depository institution. The Company has not experienced any losses in cash accounts.

Fair Value – Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

The fair value of the Company's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

- **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.
- **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.
- **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Recently Adopted Accounting Pronouncements – On January 1, 2020, we adopted ASU 2016-13, *Financial Instruments - Measurement of Credit Losses on Financial Instruments*, or ASU 2016-13. We adopted ASU 2016-13 using the modified retrospective approach. ASU 2016-13 primarily impacted the calculation of our allowance for doubtful accounts on accounts receivable utilizing the expected credit losses model. This standard requires the application of a current expected credit loss, or CECL, impairment model to financial assets measured at amortized cost, including accounts receivable and certain off-balance sheet credit exposures. The standard also amends the impairment model for available-for-sale debt securities requiring entities to record credit losses through an allowance account. The CECL model requires an entity to estimate its lifetime expected credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. Adoption of the standard requires more timely recognition of credit losses and credit loss estimates are required to use historical information, current information and reasonable and supportable forecasts of future events. Based on the high turnover and collectability of our accounts receivable, as well as the minimal credit risk services to customers are completed almost instantaneously, we did not experience a significant increase in the loss provision recognized upon adoption of the CECL model. The impact of our adoption of ASU 2016-13 was $11,000, net of tax.

On January 1, 2020, we early adopted ASU No. 2019-12, *Simplifying the Accounting for Income Taxes*, or ASU 2019-12. ASU 2019-12 eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It clarifies that single-

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

member limited liability companies, and other similar disregarded entities that are not subject to income tax, are not required to recognize an allocation of consolidated income tax expense in their separate financial statements. Further, it simplifies the accounting for franchise taxes, enacted changes in tax laws or rates and transactions that result in a step-up in the tax basis of goodwill. For non-public business entities, ASU No. 2019-12 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. We evaluated this guidance to determine the impact on our financial statements. Based on our assessment, we concluded the impact of adoption of this guidance was not material.

3. Acquisitions

On June 1, 2020, the Company entered into a contract assignment and assumption agreement with entities under common control whereby the Company acquired certain customer related assets associated with TMC and TMC's sole member and parent, The Debt Center. As this represented a common control transaction, the assets were recorded at carrying value with no fair value adjustments. These acquired assets and liabilities included $221.2 million in customer relationships, $1.0 million of clearing deposits, and $1.3 million of deferred revenue. Based on the provisions of ASC 805, the TMC transferred assets and related liabilities does not constitute a business. Therefore, the Company has accounted for the transfer as an asset acquisition and no Goodwill was assigned as part of transaction. The acquired assets were contributed to ICE Bonds Securities Corporation, without consideration of payment, from CreditTrade Inc. This was recorded as a deemed capital contribution in the amount of $221.0 million.

4. Commitments and Contingencies

The Company did not have any ongoing lease commitments as of December 31, 2020 as such lease commitments reside with a related affiliate.

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters would have a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

5. Related Party Transactions

The Company maintains services agreements with ten affiliates - ICE, CGI, Chatham Energy LLC, TradeCapture OTC Corporation, ICE Futures US, ISEC, ICE Data Services Inc, ICE Data Pricing and Reference Data LLC (PRD), and TMC referred to collectively as "the Agreements." These Agreements provide for the sharing of expenses related to administrative, management, data, and brokerage, and clearing services which include (but are not limited to) accounting, human resources, information technology and occupancy related costs.

Salaries, bonuses and benefits of certain personnel of ICE and its subsidiaries directly involved in the operations of the Company are charged based on allocated time.

Compensation for trading fixed income and government securities are charged based on salaries, bonuses and benefits of registered representatives of the company and are allocated from CGI.

Brokerage services from the Company's commodity business are charged based on costs incurred by the affiliate plus a markup.

Technology fees for use of the CGI owned platform and technology are charged based on technology departmental costs including, but not limited to compensation, occupancy and other technology.

PRD charges an arm's length fee for the Company's usage of data, delivery and support.

In November 2018, the Company entered into a fully disclosed clearing agreement with its affiliate ISEC. Clearing services from the Company's affiliated clearing broker dealer are charged based on costs incurred by the affiliate plus a markup.

Rent and other occupancy costs are calculated based on headcount of registered representatives and allocated time, which is then allocated from the named lessee of the rented space, ICE or CGI.

At December 31, 2020, the Company owed $5.7 million to ICE and its subsidiaries for such expenses. The remaining $3.6 million owed to affiliates at December 31, 2020 was primarily related to payments made to third parties on the behalf of the company. Payment of these related party balances by the Company is due at least annually under the Agreements and no interest is charged on the balance. Payments of $27.2 million were made to affiliates during the year ended December 31, 2020.

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

5. Related Party Transactions (continued)

At December 31, 2020, the Company had $1.1 million in balances reported as due from affiliates in the accompanying statement of financial condition. Payments of $6.7 million were received from affiliates during the year ended December 31, 2020.

The Company entered into a fully disclosed clearing arrangement with its affiliated clearing broker-dealer ISEC. Commissions in the form of mark-ups or mark downs are collected by ISEC on behalf of the Company are included in accounts receivable in accompanying statement of financial condition. At December 31, 2020 the Company had a $104,000 receivable under this arrangement. Settlements on this balance are made when requested by the Company. During the year ended December 31, 2020, the Company received $9.0 million in payments for these commissions collected by ISEC.

The Company entered into a licensing agreement with ICE Data LP (ICE Data), a wholly-owned subsidiary of ICE. Under this agreement ICE Data purchases market data from the Company for which it intends to market and sell to its customers. A portion of the fees earned by ICE Data are passed back to the Company as compensation for the underlying market data.

The Company entered into a licensing agreement with ICE Credit Hub, a wholly-owned subsidiary of ICE, for the use of their trading platform as an alternative trading system under the Company's FINRA broker dealer license for the whole loan asset class. No activity occurred on the alternative trading system.

6. Goodwill and Intangible Assets

As of December 31, 2020, the Company has $266.7 million in goodwill from the acquisition of BondPoint in 2018 recorded on the accompanying statement of financial condition.

Intangible assets and the related accumulated amortization consisted of the following as of December 31, 2020:

	Balance *(In thousands)*
Customer relationships	$ 344,181
Less accumulated amortization	(34,410)
Total intangible assets, net	$ 309,771

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

6. Goodwill and Intangible Assets (continued)

The useful life of the customer relationships intangible is fifteen years. Collectively, the remaining useful life of the intangible assets is 12.7 years.

7. Regulatory Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital. The Company is subject to the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. In addition, the Company is subject to requirements set forth in CFTC Regulation 1.17, which requires the Company to maintain Adjusted Net Capital, as defined, equal to or in in excess of $45,000. The Company has elected to use the greater of minimum net capital requirement calculations as set forth by the two regulating bodies, SEC and CFTC, as of the year ended December 31, 2020 of $45,000.

At December 31, 2020, the Company had net capital of $24.8 million which was $24.1 million in excess of its required net capital of $663,000. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.

The Company claims an exemption from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) for all customer transactions cleared through another broker dealer on a fully disclosed basis. The Company had no other obligations under Rule 15c3-3 of the Securities Exchange Act of 1934 at December 31, 2020.

8. Income Taxes

The Company is included in the consolidated federal income and certain state and local income tax returns filed by certain affiliates. In addition, the Company is subject to income taxes on a separate company basis in certain states. Income taxes are calculated as if the Company filed separate income tax returns and are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

8. Income Taxes (continued)

We establish valuation allowance if we believe it is more likely than not that some or all of the deferred tax asset will not be realized.

At December 31, 2020, the Company has net noncurrent deferred tax liability of $1.3 million which are comprised primarily of $14.8 million deferred tax liability relating to acquired intangibles and $13.4 million deferred tax asset relating to net operating loss carryforwards. The loss carryforwards are comprised of gross US federal net operating losses of $49.4 million which are not subject to expiration and gross state net operating losses of $49.5 million, certain of which are subject to expiration. No valuation allowance has been recognized against the loss carryforwards that are subject to expiration since management believes it is more likely than not that they will be realized prior to expiration.

The Company does not have any unrecognized tax benefit as of December 31, 2020. There is no accrued interest as of December 31, 2020. The Company's 2012-2020 tax years remain subject to examination by the relevant tax authorities.

9. Subsequent Events

The Company has evaluated subsequent events through March 1, 2020, which is the date this financial statement was available to be issued, and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying financial statement except those disclosed above.